# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C.  20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**March 7, 2013**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

On March 8, 2013, Raymond James Financial, Inc. (the "Company") issued the press release referred to under Item 8.01 providing previously non-public information relating to the Company's business and results of operations.

The information furnished in this item, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section.  This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

**Item 8.01 Other Events**

The Company announced today that it has entered into a definitive agreement providing for the sale of its indirect investment (through one of its private funds) in Albion Medical Holdings, Inc. to Ares Life Sciences. The closing is subject to the satisfaction of certain customary conditions. Through its interest in the general partner and limited partnership, the financial impact on the Company of this disposition is estimated to be income of between $0.06-$0.08 per share.

**Item 9.01 Financial Statements and Exhibits**

(d) The following is filed as an exhibit to this report:

**Exhibit No.**

99.1 Press release dated March 8, 2013, issued by Raymond James Financial, Inc.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____
RAYMOND JAMES FINANCIAL, INC.

Date:  March 8, 2013                          By:   /s/ Paul L. Matecki
                                                    _____
                                                    Paul L. Matecki
                                                    Senior Vice President,
                                                    General Counsel and Secretary



RAYMOND JAMES

March 8, 2013
FOR IMMEDIATE RELEASE

# RAYMOND JAMES SELLS
# ALBION MEDICAL HOLDINGS STAKE

ST. PETERSBURG, Fla. - Raymond James announced today that it has entered into a definitive agreement providing for the sale of its indirect investment (through one of its private funds) in Albion Medical Holdings, Inc. to Ares Life Sciences. The closing is subject to the satisfaction of certain customary conditions. Through its interest in the general partner and limited partnership, the financial impact on the Company of this disposition is estimated to be income of between $ .06 and $.08 per share.

**About Raymond James Financial, Inc.**

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 6,200 financial advisors serving more than 2.4 million accounts in more than 2,600 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $403 billion.

**Forward Looking Statements**

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in the integration of Raymond James' and Morgan Keegan's businesses including the diversion of management time on integration issues, or in realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824

**Please visit the Raymond James Press Center at raymondjames.com/media.**

.